BNY MELLON

ASSET SERVICING

January 28, 2014

Neal Regels

Director

Phoenix Life Insurance

P.O. Box 22012

Albany, NY 12012

Dear Neal,

This letter is to acknowledge receipt of your e-mail dated December 13, 2013 indicating you would be renewing your contract with us for an additional three year term. The Checking and Financial Services Agreement dated March 24, 2006, as amended August 1, 2009, has been renewed in accordance with Section 9.1 of the Agreement and now runs through March 24, 2017.

Thank you very much for giving us the opportunity to continue to do business with Phoenix Life. We very much value the relationship we have developed over the last eight years and hope to continue our partnership for many more years to come.

Sincerely,

Jody I. Thomas

Vice President

BNY Mellon Asset Servicing

760 Moore Road, King of Prussia, PA 18406